Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Components of Results of Operations

Revenues. We generate revenues primarily from the sale of our products, and, to a lesser extent, services. The final price to the customer may largely vary based on various factors, including but not limited to the size of a given transaction, the geographic location of the customer, the specific application for which products are sold, the channel through which products are sold, the competitive environment and the results of negotiation.

Cost of Revenues. Our cost of revenues consists primarily of the prices we pay contract manufacturers for the products they manufacture for us, the costs of off the shelf parts, accessories and antennas, the costs of our manufacturing facility, estimated warranty costs, costs related to management of our manufacturing facility, supply chain and shipping, as well as inventory write-off costs and amortization of intangible assets. In addition, we pay salaries and related costs to our employees and fees to subcontractors relating to installation services with respect to our products.

Significant Expenses

Research and Development Expenses. Our research and development expenses consist primarily of salaries and related costs for research and development personnel, subcontractors’ costs, costs of materials and depreciation of equipment. All of our research and development costs are expensed as incurred. We believe that continued investment in research and development is essential to attaining our strategic objectives.

Selling and Marketing Expenses. Our selling and marketing expenses consist primarily of compensation and related costs for sales and marketing personnel, amortization of intangible assets, trade show and exhibit expenses, travel expenses, commissions and promotional materials.

General and Administrative Expenses. Our general and administrative expenses consist primarily of compensation and related costs for executive, finance, information system and human resources personnel, professional fees (including legal and accounting fees), insurance, provisions for doubtful accounts and other general corporate expenses.

Financial Income (expenses), net. Our financial income (expenses), net, consists primarily of interest paid on bank debts, gains and losses arising from the re-measurement of transactions and balances denominated in non-dollar currencies into dollars, gains and losses from our currency hedging activity and other fees and commissions paid to banks, offset by interest earned on bank deposits.

Taxes. Our tax expenses consist of current corporate tax expenses in various locations and changes in tax deferred assets and liabilities, as well as reserves for uncertain tax positions.

Results of Operations

The following table presents consolidated statement of operations data for the periods indicated and as a percentage of total revenues (in thousands of U.S. dollars).

	Six months ended June 30, 2016		Six months ended June 30, 2017
	$	%	$	%
Revenues	129,844	100%	169,355	100%
Cost of revenues	84,263	64.9	117,848	69.6
Gross profit	45,581	35.1	51,507	30.4
Operating expenses:
Research and development, net	10,638	8.2	12,235	7.2
Selling and marketing	19,573	15.1	19,776	11.7
General and administrative	10,110	7.8	9,570	5.6
Total operating expenses	40,321	31.1	41,581	24.5
Operating income	5,260	4.0	9,926	5.9
Financial expenses, net	(3,290)	(2.5)	(3,079)	(1.8)
Taxes on income	(2,357)	(1.8)	(1,993)	(1.2)
Net income (loss)	(387)	(0.3)	4,854	2.9

Six months ended June 30, 2017 compared to six months ended June 30, 2016

Revenues. Revenues increased by 30.4% from $129.8 million in the first six months of 2016 to $169.4 million in the first six months of 2017, an increase of $39.6 million. Revenues in India increased from $29.3 million in the first six months of 2016 to $77.2 million in the first six months of 2017, mainly due to a significant transaction with one of our customers. Revenues in the APAC region increased from $14.1 million in the first six months of 2016 to $24.9 million in the first six months of 2017, primarily due to an increase in activity with existing customers and a new customer. Revenues in Latin America decreased from $34.0 million in the first six months of 2016 to $23.7 million in the first six months in 2017, mainly due to finalization of several big transactions in 2016. Revenues in the Europe region decreased from $21.5 million in the first six months of 2016 to $18.2 million in the first six months of 2017.

Cost of Revenues.  Cost of revenues increased by 39.9% from $84.3 million in the first six months of 2016 to $117.8 million in the first six months of 2017. This increase was attributable mainly to higher material costs of $30.1 million and increase in shipping cost all related to increase in product revenue mainly coming from new revenues in India.

Gross Profit.  Gross profit as a percentage of revenues decreased from 35.1% in the first six months of 2016 to 30.4% in the first six months of 2017. This decrease is mainly attributed to new revenues in India with lower gross margin.

Research and Development Expenses, Net. Our research and development expenses increased by 15.0% from $10.6 million in the first six months of 2016 to $12.2 million in the first six months of 2017. The increase in our research and development expenses was attributable primarily to an increase of $0.7 million in salary and related expenses and a decrease of $0.6 million in OCS (Office of the Chief Scientist) grants. Our research and development efforts are a key element of our strategy and are essential to our success. We intend to maintain our commitment to research and development and an increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures.

Selling and Marketing Expenses. Selling and marketing expenses increased by 1% from $19.6 million in the first six months of 2016 to $19.8 million in the first six months of 2017. This increase was primarily attributable to the increase of approximately $0.7 million in commission expenses, which was partially offset by lower consultancy expenses of $0.3 million and lower office expenses of $0.3 million.

General and Administrative Expenses. General and administrative expenses decreased by 5.3% from $10.1 million in the first six months of 2016 to $9.6 million in the first six months of 2017. This decrease was primarily attributable to the decrease in doubtful debt expenses of $1.0 million, which was partially offset by increase of $0.7 million in salary and related expenses.

Financial expenses, Net. Financial expenses, net decreased by 6.4% from $3.3 million in the first six months of 2016 to $3.1 million in the first six months of 2017. The decrease in financial expenses was mainly attributable to a decrease in exchange rate differences related mainly to our activity in Venezuela, India and Nigeria as well as a decrease in interest paid on loans, offset by an increase in bank commissions and factoring expenses.

Taxes on income. Taxes on income decreased by 15.4% from $2.4 million in the first six months of 2016 to $2.0 million in the first six months of 2017. This change was mainly attributed to the decrease in our deferred tax expenses of $0.9 million, due to a significant deferred tax assets utilization in the first six months of 2016. The decrease was partially offset by increase in FIN 48 reserves of $0.7 million, related to changes in our tax exposures.

Net income. Net income (loss) increased from $(0.4) million in the first six months of 2016 to $4.8 million in the first six months of 2017. The increase in net income was attributable primarily to higher gross profit resulted from revenue and lower financial expenses and tax on income expenses partially offset by higher operating expenses.

Liquidity and Capital Resources

As of June 30, 2017, we had approximately $34.1 million in cash and cash equivalents, out of which $0.2 million is located in Venezuela. It may be difficult to transfer foreign currency outside of Venezuela due to foreign currency restrictions.

As of June 30, 2017, our cash investments were comprised entirely of short-term, highly liquid investments with original maturities of up to three months. Most of these investments are in U.S. dollars.

As of June 30, 2017, our short-term debt from financial institutions was $8.0 million.

We have a committed credit facility with a maximum line of credit of $50.2 million in the form of bank guarantees and $50 million in the form of loans, available for our use from a syndicate of three banks, for which we pay commitment fees. The credit facility is provided by the syndicate with each bank agreeing severally (and not jointly) to make its agreed portion of the credit loans to us in accordance with the terms of the credit agreement which includes a framework for joint decision making powers by the banks.   As of June 30, 2017, we had $42 million available under our credit facility in the form of loans.

In addition, the credit agreement contains financial and other covenants requiring that we maintain, among other things, minimum shareholders` equity, a certain ratio between our shareholders’ equity and the total value of our assets on our balance sheet, a certain ratio between our net financial debt to each of our working capital and accounts receivable, and a minimum cash covenant. Any failure to comply with the covenants, including for poor financial performance, may constitute a default under the credit agreement and may require us to seek an amendment or waiver from the banks to avoid termination of their commitments and/or an immediate repayment of all outstanding amounts under the credit facilities. The credit facility is secured by a floating charge over all Company assets as well as several customary fixed charges on specific assets.  As of June 30, 2017, the Company met all of its covenants.

Net cash provided by operating activities was $10.0 million for the six months ended June 30, 2017.

In the first six months of 2017, our cash provided from operating activities was affected by the following principal factors:

•	our net income of $4.9 million;

•	a $4.6 million of depreciation and amortization expenses;

•	a $1.0 million increase in deferred revenues paid in advance; and

•	a $18.8 million increase in trade payables, net of accrued expenses and other accounts payables;

These factors were offset by:

•	a $10.6 million increase in inventories, net of write-offs; and

•	a $9.3 million increase in trade and other receivables, net.

Net cash provided in operating activities was $15.0 million for the six months ended June 30, 2016.

In the first six months of 2016, our cash provided by operating activities was affected by the following principal factors:

•	our net loss of $0.4 million;

•	a $5.0 million of depreciation and amortization expenses; and

•	a $30.5 million decrease in trade and other receivables, net;

These factors were offset by:

•	a $18.4 million decrease in trade payables, net of accrued expenses and other accounts payables; and

•	a $5.0 million of decrease in deferred revenues paid in advance;

Net cash used in investing activities was approximately $3.5 million in the first six months of 2017 entirely attributed to purchase of property and equipment ,compared to $3.8 million used in investing activities in the first six months of 2016, attributed to purchase of property and equipment of $3.6 million and to investment of $0.2 in short term bank deposits.

Net cash used in financing activities was approximately $8.8 million in the first six months of 2017, attributed to repayment of a bank loan of $9.0 million, offset by proceeds from exercises of share options, compared to $13.5 million used in the first six months in 2016 mainly due to repayment of bank loan.

Our capital requirements are dependent on many factors, including working capital requirements to finance the business activity of the Company, and the allocation of resources to research and development, marketing and sales activities. We plan on continuing to raise capital as we may require, subject to changes in our business activities.

We believe that current cash and cash equivalent balances together with the credit facility available with the lenders will be sufficient for our requirements through at least the next 12 months.